EXHIBIT 99.1

Brookfield Renewable Reports Strong Third Quarter Results and $850 Million of Capital Raising Initiatives

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, Oct. 31, 2018 (GLOBE NEWSWIRE) --  Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today reported financial results for the three and nine months ended September 30, 2018.

“The business continued to deliver strong per unit growth this quarter and we advanced a number of strategic priorities globally,” said Sachin Shah, CEO of Brookfield Renewable. “In particular, we bolstered the strength of our balance sheet and liquidity, capitalizing on the continued demand from investors globally for high-quality renewable assets. We expect to raise $850 million through capital recycling initiatives at strong valuations and upfinancings reflecting our growing cash flows. These initiatives will increase our available liquidity to over $2.3 billion giving us significant financial resources in the current investment environment.”

Financial Results

For the periods ended September 30
US$ millions (except per unit or otherwise noted)	Three Months Ended		Nine Months Ended
Unaudited	2018	2017	2018	2017
Total generation (GWh)
- Actual generation	11,609	9,370	37,611	31,472
- Long-term average generation	12,113	9,098	38,486	30,136
Brookfield Renewable's share
- Actual generation	5,552	5,198	18,701	18,078
- Long-term average generation	5,956	5,053	19,242	17,221
Funds From Operations (FFO)(1)	$105	$91	$470	$438
Per Unit(1)(2)	$0.33	$0.28	$1.50	$1.44
Normalized FFO(1)(2)(3)	$139	$74	$513	$380
Per Unit(1)(2)(3)	$0.44	$0.24	$1.64	$1.25
Net (Loss) Income Attributable to Unitholders	$(55)	$(43)	$(49)	$11
Per Unit(2)	$(0.18)	$(0.14)	$(0.16)	$0.04

   (1) Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” and “Cautionary Statement Regarding Use of Non-IFRS Measures”.
   (2) For the three and nine months ended September 30, 2018, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 312.6 million and 312.7 million, respectively (2017: 311.8 million and 303.5 million, respectively).
   (3) Normalized FFO assumes long-term average generation in North America and Europe and uses constant foreign currency rates. For the three and nine months ended September 30, 2018, the change related to long-term average generation totaled $22 million and $35 million (2017: ($17) million and ($58) million), respectively, and the change to foreign currency totaled $12 and $8 million, respectively.

Brookfield Renewable reported a net loss for the three months ended September 30, 2018 of $55 million ($0.18 per Unit) compared to a net loss of $43 million ($0.14 per Unit) for the same period in 2017. Funds from Operations (FFO) totalled $105 million ($0.33 per Unit) compared to $91 million ($0.28 per Unit) for the same period in 2017, representing an 18% year-over-year per unit increase in FFO. These results reflect both margin enhancement and growth-related initiatives.

Capital Raising Initiatives

We expect to complete approximately $1 billion of asset sales and upfinancings by the end the of the year, which would generate net proceeds of $850 million to BEP. As of the date of this report we have executed on over $500 million of these initiatives. In total, this will increase our available liquidity to $2.3 billion as we enhance our financial flexibility in the current investment environment.

We announced today that we have sold a 25% interest in a 413 megawatt Canadian hydroelectric portfolio to a consortium of buyers. Brookfield Renewable will retain management and operating responsibilities for the portfolio. We also intend to sell an additional 25% interest in these assets at the same price to another group of investors prior to year-end.

The portfolio is comprised of three diverse and fully contracted hydroelectric assets – the 349 megawatt Great Lakes Power system in Ontario, the 19 megawatt Carmichael facility in Ontario, and the 45 megawatt Kokish facility in British Columbia which is 25% owned by ‘Namgis First Nation. The facilities are underpinned by power purchase agreements with investment grade off-takers and an average remaining contract duration of 14 years. TD Securities is acting as financial advisor to Brookfield Renewable and Torys LLP is acting as legal advisor.

We also continue to progress the sale of a 178 megawatt wind and solar portfolio in South Africa.

During the quarter, we issued a C$300 million corporate green bond. The issue was priced at 4.25% which is 100 basis points below the corresponding maturing debt. As a result, we now have no material maturities over the next five years and the weighted average term of our debt is over 10 years.

Operating and Financial Results

Our hydroelectric segment contributed $104 million to FFO. While generation was below long-term average levels in certain geographies this quarter, we benefitted from selling power stored in our reservoirs during high priced periods. In the U.S., this active marketing of power allowed us to capture prices in the range of $60 per megawatt-hour, while in Brazil short term power sales were at close to R$500 per megawatt-hour (~U.S.$165 per megawatt-hour). In Colombia, we continued to execute on our business plan and signed 12 new multi-year contracts at prices above the current spot price.

Our wind segment contributed $29 million to FFO, which is nearly double relative to the prior year period as we benefitted from recent acquisitions. Although wind variability is a reality of our business, our global scale provides significant resource diversity benefits as overall generation was in-line with plan. For example, weaker wind resource in the U.S. and Ireland was largely offset by outperformance in Brazil.

Our solar, storage and other segments contributed $42 million of FFO in-line with expectations, reflecting stable resource and revenues tied to availability rather than generation.

We continued to advance our global development pipeline. A highlight was that we commissioned a 28 megawatt wind farm in Ireland this quarter. We also progressed an additional 19 megawatts of wind in Scotland, 49 megawatts of small hydro in Brazil, and a 63 megawatt expansion of our pumped storage facility in the U.S. Together these projects are expected to contribute $17 million to FFO on an annualized basis starting in the fourth quarter of 2018. We are also advancing an additional 176 megawatts of advanced stage development through permitting and contracting. We continued to pursue a tuck-in asset strategy in Europe, closing the acquisition of a 23 megawatt wind farm in Ireland subsequent to quarter-end.

Update on Power Marketing Arrangement

In 2011, Brookfield Asset Management (BAM) listed its renewable power business by combining all its renewable assets under one flagship, global entity (Brookfield Renewable Partners – BEP). As part of this transaction, BAM provided BEP with energy marketing services in North America in exchange for a fee.  In addition, BAM acquired power from BEP under long term power purchase agreements (“PPAs”).

In order to facilitate the sale of the 25% interest in the select Canadian hydroelectric assets, BAM and BEP have agreed to the following:

  The energy marketing services agreement between BEP and BAM will be terminated and BEP will no longer pay BAM a fee. Instead, this expertise will be internalized into BEP, consistent with the capabilities that BEP has developed to market and sell power in other parts of the world;

  BEP and BAM have amended or agreed to transfer certain of their existing PPAs including increasing the payments that BEP receives with respect to its Ontario hydro assets to better align those payments with the underlying third-party contracts associated with these assets. The contract price that BEP earns in Ontario has been increased by C$16 per megawatt-hour. BEP has also been granted the option to extend the contract at its Great Lakes Power system in 2029 through 2044 at a price of C$60 per megawatt-hour;

  In exchange for the termination of services, the elimination of power marketing fees previously paid by BEP and the increased payments received by BEP for power sold by the Canadian portfolio and the transfer of other PPAs, BEP and BAM have agreed to reduce the price BEP receives for its existing PPA related to its New York assets by approximately $3 per megawatt-hour per year between 2021 and 2026.

These changes were designed to be effected on a value neutral basis to BEP and BAM.  Additionally, these changes will simplify Brookfield Renewable’s operations and strengthen its trading and commercial capabilities. Brookfield Renewable’s contract profile will remain largely unchanged, with its remaining contract duration continuing to average 14 years.

Closing of the PPA amendments described above with respect to the Ontario assets were completed today. Closing of the remainder of the transaction is subject to customary closing conditions and is targeted to occur in the first half of 2019. This transaction was approved by an independent committee of directors of Brookfield Renewable based on advice received from independent financial and legal advisors.

Distribution Declaration

The next quarterly distribution in the amount of $0.49 per LP Unit, is payable on December 31, 2018 to unitholders of record as at the close of business on November 30, 2018. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The quarterly dividends on Brookfield Renewable’s preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the Partnership’s LP Units are declared in U.S. dollars. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders resident in Canada who wish to receive a U.S. dollar distribution and registered unitholders resident in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of its LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at https://bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at https://bep.brookfield.com.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 17,000 megawatts of installed capacity and an 8,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $300 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:

Media: Claire Holland Vice President - Communications (416) 369-8236 claire.holland@brookfield.com	Investors: Divya Biyani Manager – Investor Relations (416) 369-2616 divya.biyani@brookfield.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s 2018 Second Quarter Results as well as the Letter to Shareholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on October 31, 2018 at 9:00 a.m. Eastern Time at https://event.on24.com/wcc/r/1853632/C78C153A2D0C50CAA4396BD9A872359F or via teleconference at 1-866-521-4909 toll free in North America. If dialing from outside Canada or the U.S., please dial 1-647-427-2311, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed through November 30, 2018 at 1-800-585-8367, or from outside Canada and the U.S. please call 1-416-621-4642.

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding our liquidity, upfinancings, the expected proceeds from opportunistically recycling capital, as well as the benefits from acquisitions and Brookfield Renewable’s global scale and resource diversity. They also include statements regarding the simplification of Brookfield Renewable’s operations and the strengthening of its trading and commercial capabilities, statements regarding the progress towards completion of development projects, and the expected contribution of development projects to future generation capacity and cash flows. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include economic conditions in the jurisdictions in which we operate; our ability to sell products and services under contract or into merchant energy markets; weather conditions and other factors which may impact generation levels at our facilities; our ability to grow within our current markets or expand into new markets; our ability to complete development and capital projects on time and on budget; our inability to finance our operations or fund future acquisitions due to the status of the capital markets; the ability to effectively source, complete and integrate new acquisitions and to realize the benefits of such acquisitions; health, safety, security or environmental incidents; changes to government regulations; regulatory risks relating to the power markets in which we operate, including relating to the regulation of our assets, licensing and litigation; risks relating to our internal control environment; our lack of control over all of our operations; contract counterparties not fulfilling their obligations; and other risks associated with the construction, development and operation of power generating facilities.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

Cautionary Statement Regarding Use of Non-IFRS Measures

This press release contains references to Adjusted EBITDA, Funds From Operations, Normalized Funds From Operations, Adjusted Funds From Operations, Funds From Operations per Unit and Normalized Funds From Operations per Unit which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations, Normalized Funds From Operations, Adjusted Funds From Operations, Funds From Operations per Unit and Normalized Funds From Operations per Unit used by other entities. We believe that Adjusted EBITDA, Funds From Operations, Normalized Funds From Operations, Adjusted Funds From Operations, Funds From Operations per Unit and Normalized Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations, Normalized Funds From Operations, Adjusted Funds From Operations, Funds From Operations per Unit nor Normalized Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017
Revenues	$674	$608	$2,202	$1,968
Other income	7	7	26	25
Direct operating costs	(257)	(243)	(760)	(716)
Management service costs	(22)	(21)	(64)	(58)
Interest expense – borrowings	(176)	(158)	(534)	(477)
Share of earnings from
equity-accounted investments	6	4	12	3
Foreign exchange and	(10)	(12)	(35)	(44)
unrealized financial instruments loss
Depreciation	(192)	(202)	(611)	(600)
Other	(18)	(4)	(72)	23
Income tax recovery (expense)
Current	(6)	(15)	(20)	(27)
Deferred	11	4	(2)	(17)
	5	(11)	(22)	(44)
Net income (loss)	$17	$(32)	$142	$80
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	$55	$(4)	$142	$29
General partnership interest in a holding
subsidiary held by Brookfield	(1)	(1)	(1)	-
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	(22)	(18)	(20)	5
Preferred equity	7	7	20	19
Preferred limited partners' equity	10	8	29	21
Limited partners' equity	(32)	(24)	(28)	6
	$17	$(32)	$142	$80
Basic and diluted (loss) earnings per LP Unit	$(0.18)	$(0.14)	$(0.16)	$0.04

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED	Sep 30	Dec 31
(MILLIONS)	2018	2017
Assets
Current assets
Cash and cash equivalents	$313	$799
Restricted cash	211	181
Trade receivables and other current assets	569	554
Financial instrument assets	59	72
Due from related parties	54	60
Assets held for sale	758	-
	1,964	1,666
Financial instrument assets	161	113
Equity-accounted investments	1,111	721
Property, plant and equipment, at fair value	25,521	27,096
Goodwill	905	901
Deferred income tax assets	169	177
Other long-term assets	110	230
	$29,941	$30,904
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$516	$542
Financial instrument liabilities	40	184
Due to related parties	120	112
Current portion of long-term debt	864	1,676
Liabilities directly associated with assets held for sale	527	-
	2,067	2,514
Financial instrument liabilities	121	86
Long-term debt and credit facilities	10,528	10,090
Deferred income tax liabilities	3,543	3,588
Other long-term liabilities	328	344
	16,587	16,622
Equity
Non-controlling interests
Participating non-controlling interests - in operating	6,046	6,298
General partnership interest in a holding subsidiary held by Brookfield	51	58
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	2,489	2,843
Preferred equity	600	616
Preferred limited partners' equity	707	511
Limited partners' equity	3,461	3,956
	13,354	14,282
	$29,941	$30,904

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2018	2017	2018	2017
Operating activities
Net income (loss)	$17	$(32)	$142	$80
Adjustments for the following non-cash items:
Depreciation	192	202	611	600
Foreign exchange and
unrealized financial instrument loss	5	23	14	50
Share of earnings from
equity-accounted investments	(5)	(4)	(11)	(3)
Deferred income tax (recovery) expense	(11)	(4)	2	17
Other non-cash items	10	8	50	(24)
Dividends received from equity-accounted investments	13	2	27	5
Changes in due to or from related parties	16	5	28	(5)
Net change in working capital balances	(1)	4	(46)	26
	236	204	817	746
Financing activities
Long-term debt - borrowings	713	500	2,676	799
Long-term debt - repayments	(316)	(709)	(2,549)	(1,171)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	9	232	13	281
Acquisition of Isagen from non-controlling interests	-	-	-	(5)
Issuance of preferred limited partnership units	-	-	196	187
Issuance of LP Units	-	411	-	411
Repurchase of LP Units	-	-	(8)
Distributions paid:
To participating non-controlling interests -
in operating subsidiaries	(81)	(130)	(438)	(426)
To preferred shareholders	(7)	(7)	(20)	(19)
To preferred limited partners' unitholders	(9)	(8)	(27)	(19)
To unitholders of Brookfield Renewable or BRELP	(161)	(151)	(482)	(440)
Borrowings from related party	-	-	200	-
Repayments to related party	(200)	-	(200)	-
	(52)	138	(639)	(402)
Investing activities
Acquisitions net of cash and
cash equivalents in acquired entity	-	(280)	(12)	(280)
Investment in:
Sustaining capital expenditures	(37)	(39)	(93)	(90)
Development and construction of renewable power
generating assets	(22)	(67)	(60)	(156)
Proceeds from disposal of assets	-	-	-	150
Investment in securities	-	-	25	-
Investment in equity accounted investments	-	9	(420)	(30)
Restricted cash and other	(46)	(2)	(75)	(24)
	(105)	(379)	(635)	(430)
Foreign exchange (loss) gain on cash	(6)	6	(14)	6
Cash and cash equivalents
Increase (decrease)	73	(31)	(471)	(80)
Net change in cash classified within assets held for sale	3	-	(15)	-
Balance, beginning of period	237	174	799	223
Balance, end of period	$313	$143	$313	$143
Supplemental cash flow information:
Interest paid	$154	$116	$469	$421
Interest received	5	6	17	23
Income taxes paid	10	15	33	43

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)		Net Income (Loss)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Hydroelectric
North America	2,526	2,900	2,654	2,654	$166	$201	$99	$128	$53	$82	$(3)	$35

Brazil	791	802	996	978	53	60	38	42	31	37	2	1

Colombia	742	881	859	861	54	47	29	25	20	13	11	1
	4,059	4,583	4,509	4,493	273	308	166	195	104	132	10	37

Wind
North America	597	285	696	378	50	30	30	21	14	11	(27)	(21)

Europe	141	96	208	95	17	11	9	4	2	-	(9)	(1)

Brazil	211	95	242	87	15	10	13	9	11	7	5	6

Other	48	-	41	-	4	-	3	-	2	-	1	-
	997	476	1,187	560	86	51	55	34	29	18	(30)	(16)

Solar	279	-	260	-	58	-	46	-	31	-	19	-

Storage & Other	217	139	-	-	25	18	14	9	11	6	5	2

Corporate	-	-	-	-	-	-	(4)	(6)	(70)	(65)	(59)	(66)

Total	5,552	5,198	5,956	5,053	$442	$377	$277	$232	$105	$91	$(55)	$(43)

 (1) Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the three months ended September 30, 2018:

							Contribution
	Attributable to Unitholders						from	Attributable
	Hydroelectric	Wind	Solar	Storage	Corporate	Total	equity	to non-	As per
				and			accounted	controlling	IFRS
($ MILLIONS)				Other			investments	interests	financials(1)
Revenues	273	86	58	25	-	442	(100)	332	674
Other income	2	-	1	-	1	4	(1)	4	7
Direct operating costs	(109)	(31)	(13)	(11)	(5)	(169)	31	(119)	(257)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	70	-	70
Adjusted EBITDA	166	55	46	14	(4)	277	-	217
Management service costs	-	-	-	-	(22)	(22)	-	-	(22)
Interest expense - borrowings	(58)	(25)	(15)	(3)	(27)	(128)	29	(77)	(176)
Current income taxes	(4)	(1)	-	-	-	(5)	2	(3)	(6)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	(10)	(10)	-	-	(10)
Preferred equity	-	-	-	-	(7)	(7)	-	-	(7)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	(31)	-	(31)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	(137)	(137)
Funds From Operations	104	29	31	11	(70)	105	-	-
Adjusted sustaining capital expenditures(2)	(16)	-	-	-	(2)	(18)	-	-
Adjusted Funds From Operations	88	29	31	11	(72)	87	-	-
Adjusted sustaining capital expenditures(2)	16	-	-	-	2	18	-	-
Depreciation	(93)	(50)	(11)	(5)	(1)	(160)	32	(64)	(192)
Foreign exchange and
unrealized financial instrument loss	(4)	(3)	-	-	1	(6)	-	(4)	(10)
Deferred income tax expense	6	(3)	(1)	-	15	17	3	(9)	11
Other	(3)	(3)	-	(1)	(4)	(11)	(2)	(5)	(18)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	(33)	-	(33)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	-	82	82
Net income (loss) attributable to Unitholders(3)	10	(30)	19	5	(59)	(55)	-	-	(55)

 (1) Share of earnings from equity-accounted investments of $6 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $55 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
 (2) Based on long-term sustaining capital expenditure plans.
 (3) Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the three months ended September 30, 2017:

	Attributable to Unitholders					Contribution	Attributable
	Hydroelectric	Wind	Storage	Corporate	Total	from equity	to non-	As per
			and			accounted	controlling	IFRS
($ MILLIONS)			Other			investments	interests	financials(1)
Revenues	308	51	18	-	377	(15)	246	608
Other income	5	-	-	-	5	-	2	7
Direct operating costs	(118)	(17)	(9)	(6)	(150)	6	(99)	(243)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	9	-	9
Adjusted EBITDA	195	34	9	(6)	232	-	149
Management service costs	-	-	-	(21)	(21)	-	-	(21)
Interest expense - borrowings	(58)	(15)	(3)	(23)	(99)	3	(62)	(158)
Current income taxes	(5)	(1)	-	-	(6)	-	(9)	(15)
Distributions attributable to
Preferred limited partners equity	-	-	-	(8)	(8)	-	-	(8)
Preferred equity	-	-	-	(7)	(7)	-	-	(7)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	(3)	-	(3)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	(78)	(78)
Funds From Operations	132	18	6	(65)	91	-	-
Adjusted sustaining capital expenditures(2)	-	-	-	(2)	(17)	-	-
Adjusted Funds From Operations	132	18	6	(67)	74	-	-
Adjusted sustaining capital expenditures(2)	-	-	-	2	17	-	-
Depreciation	(98)	(28)	(7)	-	(133)	3	(72)	(202)
Foreign exchange and
unrealized financial instrument loss	(1)	(8)	-	1	(8)	-	(4)	(12)
Deferred income tax expenses (recovery)	11	(8)	-	7	10	-	(6)	4
Other	(7)	10	3	(9)	(3)	(1)	-	(4)
Share of earnings from
equity accounted investments	-	-	-	-	-	(2)	-	(2)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	82	82
Net income (loss) attributable to Unitholders(3)	37	(16)	2	(66)	(43)	-	-	(43)

 (1) Share of earnings from equity-accounted investments of $4 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests – in operating subsidiaries of $4 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
 (2) Based on long-term sustaining capital expenditure plans.
 (3) Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reconciles net loss attributable to Unitholders and loss per unit, the most directly comparable IFRS measures, to Funds From Operations, and Funds From Operations per unit, both non-IFRS financial metrics for the three months ended September 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017
Net loss attributable to:
Limited partners' equity	$(32)	$(24)	$(0.18)	$(0.14)
General partnership interest in a holding
subsidiary held by Brookfield	(1)	(1)	-	-
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	(22)	(18)	-	-
Net loss attributable to Unitholders	$(55)	$(43)	$(0.18)	$(0.14)
Adjusted for proportionate share of:
Depreciation	160	133	0.51	0.43
Foreign exchange and
unrealized financial instruments loss	6	8	0.02	0.02
Deferred income tax recovery	(17)	(10)	(0.05)	(0.03)
Other	11	3	0.03	-
Funds From Operations	$105	$91	$0.33	$0.28

Weighted average units outstanding(1)			312.6	311.8

  (1) Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

PROPORTIONATE RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the nine months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)		Net Income (Loss)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Hydroelectric
North America	9,704	10,866	9,915	9,916	$655	$726	$455	$520	$322	$386	$130	$198

Brazil	2,731	2,559	2,931	2,896	185	178	133	135	109	115	5	3

Colombia	2,382	2,705	2,547	2,553	160	140	91	73	62	38	41	12
	14,817	16,130	15,393	15,365	1,000	1,044	679	728	493	539	176	213

Wind
North America	1,905	1,117	2,184	1,326	158	109	109	83	64	52	(39)	(13)

Europe	413	362	496	367	46	35	27	19	13	9	(12)	(6)

Brazil	473	204	506	163	33	19	26	15	20	11	(1)	8

Other	117	-	117	-	9	-	6	-	3	-	(3)	-
	2,908	1,683	3,303	1,856	246	163	168	117	100	72	(55)	(11)

Solar	569	-	546	-	106	-	87	-	57	-	19	-

Storage & Other	407	265	-	-	62	42	33	17	23	7	(6)	(5)

Corporate	-	-	-	-	-	-	(15)	(16)	(203)	(180)	(183)	(186)

Total	18,701	18,078	19,242	17,221	$1,414	$1,249	$952	$846	$470	$438	$(49)	$11

 (1) Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) for the nine months ended September 30, 2018:

							Contribution
	Attributable to Unitholders						from	Attributable
	Hydroelectric	Wind	Solar	Storage	Corporate	Total	equity	to non-	As per
				and			accounted	controlling	IFRS
($ MILLIONS)				Other			investments	interests	financials(1)
Revenues	1,000	246	106	62	-	1,414	(197)	985	2,202
Other income	10	2	4	-	2	18	(5)	13	26
Direct operating costs	(331)	(80)	(23)	(29)	(17)	(480)	63	(343)	(760)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	139	12	151
Adjusted EBITDA	679	168	87	33	(15)	952	-	667
Management service costs	-	-	-	-	(64)	(64)	-	-	(64)
Interest expense - borrowings	(174)	(65)	(30)	(10)	(75)	(354)	54	(234)	(534)
Current income taxes	(12)	(3)	-	-	-	(15)	3	(8)	(20)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	(29)	(29)	-	-	(29)
Preferred equity	-	-	-	-	(20)	(20)	-	-	(20)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	(57)	(10)	(67)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	(415)	(415)
Funds From Operations	493	100	57	23	(203)	470	-	-
Adjusted sustaining capital expenditures(2)	(48)	-	-	-	(6)	(54)	-	-
Adjusted Funds From Operations	445	100	57	23	(209)	416	-	-
Adjusted sustaining capital expenditures(2)	48	-	-	-	6	54	-	-
Depreciation	(287)	(131)	(24)	(17)	(1)	(460)	61	(212)	(611)
Foreign exchange and
unrealized financial instrument loss	(3)	(4)	(3)	(2)	14	2	(6)	(31)	(35)
Deferred income tax expense	(2)	(7)	(1)	-	24	14	2	(18)	(2)
Other	(25)	(13)	(10)	(10)	(17)	(75)	15	(12)	(72)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	(72)	-	(72)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	273	273
Net income (loss) attributable to Unitholders(3)	176	(55)	19	(6)	(183)	(49)	-	-	(49)

 (1) Share of earnings from equity-accounted investments of $12 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $142 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
 (2) Based on long-term sustaining capital expenditure plans.
 (3) Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) for the nine months ended September 30, 2017:

	Attributable to Unitholders					Contribution	Attributable
	Hydroelectric	Wind	Storage	Corporate	Total	from equity	to non-	As per
			and			accounted	controlling	IFRS
($ MILLIONS)			Other			investments	interests	financials(1)
Revenues	1,044	163	42	-	1,249	(35)	754	1,968
Other income	13	0	-	1	14	-	11	25
Direct operating costs	(329)	(46)	(25)	(17)	(417)	15	(314)	(716)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	20	-	20
Adjusted EBITDA	728	117	17	(16)	846	-	451
Management service costs	-	-	-	(58)	(58)	-	-	(58)
Interest expense - borrowings	(179)	(44)	(10)	(66)	(299)	9	(187)	(477)
Current income taxes	(10)	(1)	-	-	(11)	-	(16)	(27)
Distributions attributable to
Preferred limited partners equity	-	-	-	(21)	(21)	-	-	(21)
Preferred equity	-	-	-	(19)	(19)	-	-	(19)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	(9)	-	(9)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	(248)	(248)
Funds From Operations	539	72	7	(180)	438	-	-
Adjusted sustaining capital expenditures(2)	(45)	-	-	(6)	(51)	-	-
Adjusted Funds From Operations	494	72	7	(186)	387	-	-
Adjusted sustaining capital expenditures(2)	45	-	-	6	51	-	-
Depreciation	(293)	(84)	(19)	-	(396)	9	(213)	(600)
Foreign exchange and
unrealized financial instrument loss	(7)	(13)	-	(15)	(35)	1	(4)	(38)
Deferred income tax expense	(11)	-	-	18	7	-	(24)	(17)
Other	(15)	14	7	(9)	(3)	(2)	22	17
Share of earnings from
equity accounted investments	-	-	-	-	-	(8)	-	(8)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	219	219
Net income (loss) attributable to Unitholders(3)	213	(11)	(5)	(186)	11	-	-	11

 (1) Share of earnings from equity-accounted investments of $3 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $29 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
 (2) Based on long-term sustaining capital expenditure plans.
 (3) Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reconciles net (loss) income attributable to Limited partners’ equity and (loss) earnings per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, Funds From Operations per Unit and Adjusted EBITDA, all non-IFRS financial metrics for the nine months ended September 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017
Net (loss) income attributable to:
Limited partners' equity	$(28)	$6	$(0.16)	$0.04
General partnership interest in a holding
subsidiary held by Brookfield	(1)	-	-	-
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	(20)	5	-	-
Net (loss) income attributable to Unitholders	$(49)	$11	$(0.16)	$0.04
Depreciation	460	396	1.47	1.30
Foreign exchange and
unrealized financial instruments (gain) loss	(2)	35	(0.01)	0.12
Deferred income tax recovery	(14)	(7)	(0.04)	(0.02)
Other	75	3	0.24	-
Funds From Operations	$470	$438	$1.50	$1.44
Weighted average Units outstanding(1)			312.7	303.5

  (1)  Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.